February 5, 2019

Kyle Bransfield
Chief Executive Officer
Union Acquisition Corp.
444 Madison Avenue, Floor 34
New York, NY 10022

       Re: Union Acquisition Corp.
           Registration Statement on Form S-4
           Filed December 21, 2018
           File No. 333-228997

Dear Mr. Bransfield:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Marianna Shelenkova